CanArgo Energy Corporation

P.O. Box 291,
St. Peter Port, Guernsey, GY1 3RR, British Isles

Telephone	+44 1481 729 980
Fax Phone	+44 1481 729 982
VIA EDGAR and FEDEX
June 5, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Filing Desk
Re:	CanArgo Energy Corporation Registration Statement on Form S-3 Filed May 2, 2008 Reg. No. 333-150625

Preliminary Proxy Statement on Schedule 14A Filed May 2, 2008 File No. 1-32145
Dear Ladies and Gentlemen:
CanArgo Energy Corporation, a Delaware corporation (the “Company”), hereby transmits for filing via EDGAR with the Securities and Exchange Commission (the “SEC”), pursuant to Rule 101 (a)(2)(i) of Regulation S-T, Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A as originally filed on May 2, 2008 (File No. 1-32145) (“Proxy Statement”) in response to comments made by the Staff of the SEC (“Staff”) in a letter dated May 28, 2008 from H. Roger Schwall, Assistant Director, addressed to Mr. Jeffrey Wilkins, Chief Financial Officer and Corporate Secretary of the Company (the “Comment Letter”), a copy of which is attached hereto for your convenience.
The Company intends to file an amendment to the Registration Statement on Form S-3 filed on May 2, 2008 (Reg. No. 333-150625) (“Registration Statement”) in response to the comments regarding the Registration Statement set forth in the Comment Letter shortly, however, in view of the timing of the forthcoming Annual Meeting of Stockholders (the “Meeting”) the Company has elected to respond to the comments addressing the Proxy Statement first. The numbered paragraphs in the following discussion respond in the same order to the corresponding numbered comments made by the Staff in the Comment Letter.
CanArgo Energy Corporation — Page 1
Registered Office: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA

General
1.	The Proxy Statement reflects updated disclosure as necessary resulting from our recent Form 10-Q filing for the first quarter ended March 31, 2008. We have noted your comment as regards the Registration Statement and we will make conforming changes as required. Please be advised that the date of the Meeting has been postponed to July 18, 2008 and the record date for the Meeting has been reset to June 9 in order to provide sufficient time to solicit proxies. A press release advising stockholders of the changes was issued on June 3, 2008 and a related Form 8-K was filed on June 3, 2008. Appropriate conforming changes to the Proxy Statement have been made. Pursuant to a discussion with Ms. Levy of the Staff, for the purpose of filing the Amendment and commencing the Staff review as soon as possible the Company has used the same number of shares issued and outstanding on the original record date of April 28, 2008 for the number of issued and outstanding shares on June 9, 2008 since it assumes that no additional shares will be issued and outstanding on June 9, 2008. Obviously, the information will be updated to reflect any changes as of the new record date. Likewise, if required, any other numerical data related to the original record date will be updated to reflect changes occurring between the original record date and the rescheduled record date.
Form S-3
General
2.	We have noted your comments and will address them in the Amendment to the Registration Statement to be filed shortly after the Proxy Statement has been cleared for mailing. However, the Company believes it qualifies for filing the Registration Statement on Form S-3 pursuant to General Instruction I for the following reasons:
a.	The Company is organized under the laws of the State of Delaware, its common stock (“Common Stock”) is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and is listed on the American Stock Exchange;

b.	The Company has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the Registration Statement;

c.	The Company has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the Registration Statement, other than a report that is required solely pursuant to Item 1.01, 1.02, 2.03, 2.04, 2.04, 2.05, 2.06, 4.02(a) or 5,02(e) of Form 8-K;

d.	Neither the Company nor any of its consolidated or consolidated subsidiaries have, since December 31, 2007 (the end of the last fiscal year for which certified financial statements of the Company and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: (i) failed to pay any dividend or
CanArgo Energy Corporation — Page 2
Registered Office: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA

sinking fund instalment on preferred stock; or (ii) defaulted: (x) on any instalment or instalments on indebtedness for borrowed money, or (y) any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the Company and its subsidiaries, taken as a whole;

e.	The Company has filed with the Commission all electronic filings required to be filed pursuant to the requirements of Rule 101 of Regulation S-T;

f.	The aggregate market value of the voting common equity (the Company has only voting common stock outstanding) held by non-affiliates of the Company exceeded $75 million on the date the Registration Statement was filed determined based upon the closing market price per share of the Common Stock on the American Stock Exchange on March 7, 2008 (which is within 60 days of the filing date) of $.44 per share as reported by Yahoo! Finance© and an aggregate of 219,965,190 shares of Common Stock outstanding held by non-affiliates as of April 28, 2008;

g.	The shares of common stock of the Company to be offered for cash upon exercise of the rights (“Rights”) in the offering of Rights (“Rights Offering”) registered under the Registration Statement will be granted on a pro rata basis to all existing holders of Common Stock on the record date set for the rights Offering; and

h.	The Company sent to all Common Stockholders definitive proxy materials accompanied by a copy of the Company’s Annual Report on Form 10-K in connection with its last Annual Meeting of Stockholders held on June 5, 2007.
Preliminary Proxy Statement on Schedule 14A
Proposal 2—Increase in Authorised Share Capital
Background and Reasons for the Proposal, Page 5
3.	We have noted your comment in respect of the identification of major stockholders and have identified Blackrock Inc., who held 21,692,900 shares of common stock which represented 8.96% of our outstanding common as disclosed in the Security Ownership by Certain Beneficial Owners section contained within the Proxy Statement, to be our only major stockholder. We have also identified our major creditors to be Ingalls & Snyder, Penrith and Persistency and disclosed the volumes of convertible stock and warrants that they would acquire on conversion of certain convertible loans and exercise of warrants subsequent to a reset resulting from the offering.

We have noted your comment and have expanded the discussion in the Proxy Statement regarding management's prior contacts with certain stockholders, creditors and financial advisors. The input of major stockholders, major creditors and financial advisors has been informal and apart from the expression of their general views regarding the merits of a rights offering versus other possible alternatives available to the Company to raise capital, the preliminary terms of the proposed rights offering were determined by the Board of Directors of the Company.

Note that in the months preceding the decision by the Board to approve the proposed rights offering, the share price had fallen considerably. The subscription price was also influenced by negotiations with a potential standby underwriter, however, the negotiations with this party have since terminated. Additionally, the Company considered that it could potentially take a further six to eight months to complete the rights offering. Against this background, the Board of Directors of the Company, acting upon the recommendation of a committee of disinterested directors considered it necessary to set the price at a significant discount to the market price of $0.26 per share as at April 22, 2008. Neither the major stockholder nor major creditors to whom management had spoken had any influence in determining the pricing and terms of the proposed rights offering. It is anticipated that as the terms of the standby underwriting are finalized the additional terms of the rights offering will be set and reflected in the Registration Statement.

4.	We have noted your comment in respect of the identification of major stockholders and have identified Blackrock Inc., who held 21,692,900 shares of common stock which represented 8.96% of our outstanding common stock outstanding as disclosed in the Security Ownership by Certain Beneficial Owners section contained within the Proxy Statement, to be our only major stockholder.

To date, the Company has not contacted its major stockholder to see if it will vote for the proposals or not. Solicitation will commence once the final proxy material has been filed with the Securities Exchange Commission and delivered to all of our stockholders.

We have noted your comment and provided the number of shares held by non-affiliated stockholders that will need to vote for the proposal if our major stockholder continues to be a major stockholder and does in fact vote to approve the proposal. This number may change based upon the actual list of stockholders as of June 9, 2008 in the event of a change in our major stockholders. Likewise the identity of our major stockholders as reflected in the table in the Security Ownership by Certain Beneficial Owners section contained within the Proxy Statement may change based upon the new stockholder list to be struck on June 9, 2008. You should note that it is highly unlikely that the major creditors intend to convert their Notes or exercise their warrants in order to vote at the Meeting, since the conversion and exercise would be effected at the current conversion and exercise price of $1.00 per share, which significantly exceeds the current market price of our Common Stock. Obviously, we will update the table in the Security Ownership by Certain Beneficial Owners section n the proxy and the required non-affiliated vote required to approve the proposal in the event of any such changes.
CanArgo Energy Corporation — Page 3
Registered Office: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA

Dilution, page 7
5.	We have noted the comment and have inserted the requested percentage in the Proxy Statement and appropriate changes to our disclosure in this regard.

6.	We have noted your comment and have amended the Proxy Statement to provide as follows:
“Further to ongoing negotiations with potential standby underwriters, management believes that it may be possible to secure a standby underwriting for a very significant portion of the Offering. At the same time, general indications from stockholders to our investor relations consultant following the announcement of the planned Offering and the recent strengthening of our stock price since the announcement lead us to believe that many of our stockholders may exercise their subscription rights. On this basis, we believe it is not entirely necessary to secure a full standby underwriting for all unsubscribed shares in order to raise the maximum proceeds in the Offering that we seek; nevertheless, currently we would not plan to proceed with the Offering if we fail to secure an underwriting for the unsubscribed shares in an amount at least equal to 50% of the Offering.”

In view of the foregoing, the Company has added disclosure in both the “Use of Proceeds” and “Dilution” sections of the Proxy Statement and updated the Use of Proceeds and Dilution tables accordingly to reflect both maximum and minimum subscriptions in respect of a fully subscribed and 50% subscribed Offering, respectively.
Closing Comments
We have noted your closing comments. Two marked copies of the Proxy Statement (together with copies of this letter) are being furnished under separate cover to Ms. Levy
CanArgo Energy Corporation — Page 4
Registered Office: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA

of the Staff by Federal Express.

Yours sincerely,
CANARGO ENERGY CORPORATION /s/ Jeffrey Wilkins Jeffrey Wilkins Chief Financial Officer

Enc.

Cc:	Vincent McDonnell (via email) Donna Levy w/encs (Mail Stop 7010 via FEDEX) Peter A. Basilevsky, Esq. (via email) Alan Diamond, Esq. (via email) Steven Polkoff (via email)
CanArgo Energy Corporation — Page 5
Registered Office: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA